SCHEDULE 13G

Amendment No. 7
Novamerican Steel Incorporated
Common Stock
Cusip #669959108


Cusip #669959108
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	1,310,000
Item 6:	0
Item 7:	1,310,000
Item 8:	0
Item 9:	1,310,000
Item 11:	12.536%
Item 12:	    HC


Cusip #669959108
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	1,310,000
Item 8:	0
Item 9:	1,310,000
Item 11:	12.536%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Novamerican Steel Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2175 Hymus Boulevard
		Dorval, Quebec  A8


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		669959108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	1,310,000

	(b)	Percent of Class:	12.536%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	1,310,000

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	1,310,000

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Novamerican Steel
Incorporated.  The interest of one person, Canadian Growth
Company Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of
Novamerican Steel Incorporated, amounted to 650,000 shares or 6.220% of the total outstanding Common Stock at December 31, 2006. The interest of one person, Fidelity
Northstar Fund Sub A, an investment company registered under the Investment Company Act of 1940, in the Common
Stock of Novamerican Steel Incorporated, amounted to
660,000 shares or 6.316% of the total outstanding Common
Stock at December 31, 2006.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/Eric D. Roiter
Signature

Eric D, Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	The ownership of one investment company, Canadian
Growth Company Fund, amounted to 650,000 shares or 6.220% of the Common Stock outstanding. Canadian Growth
Company Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity
Northstar Fund Sub A, amounted to 660,000 shares or 6.316% of the Common Stock outstanding. Fidelity Northstar Fund
Sub A has its principal business office at 82 Devonshire
Street, Boston, Massachusetts 02109.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,310,000 shares or 12.536% of the outstanding Common Stock of Novamerican
Steel Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of PGALLC, each has sole dispositive power over 1,310,000 shares and sole power to vote or to direct the voting of 1,310,000 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2007, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Novamerican Steel Incorporated at
December 31, 2006.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Canadian Growth Company Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary

	Fidelity Northstar Fund Sub A

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary

	Pyramis Global Advisors, LLC

	By /s/Mike Howard
	Mike Howard
	Senior Vice President
	and Chief Financial Officer
	Duly authorized under Board of
	Directors resolution dated
	September 26, 2005.